UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 226TH MEETING OF THE BOARD

OF DIRECTORS HELD ON AUGUST 14, 2013

1. DATE, TIME AND PLACE: On August 14, 2013, at 5:00 p.m., the meeting was held via conference call, as per Paragraph 1, Article 17 of the Bylaws of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14o andar, conjunto 142, in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 3, Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”).

4. PRESIDING BOARD: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. AGENDA: (a) Declaration of interim dividends (base June/2013) by CPFL Energia and its subsidiaries; (b)  Election of executive officers of subsidiaries; and (c)  Re-ratification of resolutions related to the election of members to the Board of Directors of subsidiaries.

6. RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The votes of the Directors appointed by the controlling shareholders will be counted pursuant to items 5.1 and 7.1 of the Shareholders’ Agreement dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007, filed at the Company.

After the matters on the agenda were examined and discussed, Directors decided as follows:

(vi.i) To approve, pursuant to item “v” of Article 17 and the caput  and Paragraph 1 of Article 30 of the Company’s Bylaws and the conditions set forth in Corporate Resolution No. 2013070-E, the declaration of interim dividends calculated based on the Company’s balance sheet for the six-month period ended June 30, 2013, in the amount of three hundred sixty-three million, forty-eight thousand, eight hundred seventy-eight reais and thirty seven centavos (R$ 363,048,878.37), equivalent to R$ 0.377282126 per share, to be calculated towards the minimum mandatory dividends for the fiscal year and paid to shareholders of record as of August 22 on a date to be defined by the Executive Board, observing the availability of funds and upon simple notice by the Board of Directors. The shares issued by the Company will be traded ex-dividend on the Securities, Commodities and Futures Exchange - BM&FBOVESPA (“BM&FBovespa”) and on the New York Stock Exchange (“NYSE”) as of August 23, and recommend to the representatives of the Company in the Board of Directors, in the Shareholders’ Meetings or Partner Meetings, to vote for the approval of the declaration of interim dividends by the subsidiaries CPFL Comercialização Brasil S.A. (“CPFL Brasil”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Jaguari de Geração de Energia Ltda. (“Jaguari Geração”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), Nect Serviços Administrativos Ltda. (“Nect”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”) and  Paulista Lajeado Energia S.A. (“Paulista Lajeado”);

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(vi.ii) Recommend to the representatives of the Company in the Management bodies of the subsidiaries to vote for the approval of the following matters: (a)  election of the Chief Executive Officer of CPFL Brasil, Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”) and  Sul Geradora Participações S.A. (“CPFL Sul Geradora”), in addition to the respective terms-of-office of the current Board of Executive Officers, as per recommendation of the Chief Executive Officer; and (b) the election of the Chief Executive Officer and reelection of the other executive officers of CPFL Energias Renováveis S.A. (“CPFL Renováveis”) as per recommendation of the Chief Executive Officer for the next 2-year term-of-office; and

(vi.iii) Re-ratify item (xi) of the Minutes of the 219th Meeting of the Board of Directors of March 27, 2013, which approved the composition of the Boards of Directors of the subsidiaries Foz do Chapecó Energia S.A. (“Foz do Chapecó”),  Chapecoense Geração S.A. (“Chapecoense”) and Centrais Elétricas da Paraíba S.A. - Epasa (“Epasa”) and re-ratify  item (vii) of the Minutes of the 220th Meeting of the Board of Directors of April 24, 2013, which approved the composition of the Board of Directors of the subsidiary CPFL Sul Geradora.

7. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors in attendance and by the Secretary. Murilo Cesar L. S. Passos – Chairman, Renê Sanda, Claudio B. Guedes Palaia, Marcelo Pires de Oliveira, Deli Soares Pereira, Martin R. Glogowsky, Maria Helena S. F. de Santana and Gisélia Silva – Secretary.

I certify that this is an extract from the original minutes recorded in the minutes book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.